UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Verve Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92539P101

(CUSIP Number)

December 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92539P101	Page 2 of 24

1	NAME OF REPORTING PERSONS GV 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,108,442 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,108,442 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,442 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 6,108,442 shares of Common Stock of Verve Therapeutics, Inc. (the “Issuer”) held directly by GV 2017, L.P. (the “2017 Partnership”). The general partner of the 2017 Partnership is GV 2017 GP, L.P. (“2017 GP”). The general partner of 2017 GP is GV 2017 GP, L.L.C. (“2017 LLC”). The sole member of 2017 LLC is Alphabet Holdings LLC (“Alphabet Holdings”). The sole member of Alphabet Holdings is XXVI Holdings Inc. (“XXVI”). The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2017 GP, 2017 LLC, Alphabet Holdings, and XXVI may be collectively referred to as the “2017 Partnership Affiliates”). Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) the securities directly beneficially owned by the 2017 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Issuer’s prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2023 (the “Prospectus Supplement”) (File No.: 333-267578).

CUSIP No. 92539P101	Page 3 of 24

1	NAME OF REPORTING PERSONS GV 2017 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,108,442 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 6,108,442 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,442 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 6,108,442 shares of Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 4 of 24

1	NAME OF REPORTING PERSONS GV 2017 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,108,442 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 6,108,442 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,108,442 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 6,108,442 shares of Common Stock of the Issuer held directly by the 2017 Partnership. The general partner of the 2017 Partnership is 2017 GP. The general partner of 2017 GP is 2017 LLC. The sole member of 2017 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2017 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2017 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 5 of 24

1	NAME OF REPORTING PERSONS GV 2019, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,260,047 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,260,047 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,047 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,260,047 shares of the Issuer’s Common Stock directly beneficially owned by GV 2019, L.P. (the “2019 Partnership”). The general partner of the 2019 Partnership is GV 2019 GP, L.P. (“2019 GP”). The general partner of 2019 GP is GV 2019 GP, L.L.C. (“2019 LLC”). The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2019 GP, 2019 LLC, Alphabet Holdings, and XXVI may be referred to as the “2019 Partnership Affiliates”). Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 6 of 24

1	NAME OF REPORTING PERSONS GV 2019 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,260,047 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 4,260,047 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,047 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 4,260,047 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 7 of 24

1	NAME OF REPORTING PERSONS GV 2019 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,260,047 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 4,260,047 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,047 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 4,260,047 shares of the Issuer’s Common Stock directly beneficially owned by the 2019 Partnership. The general partner of the 2019 Partnership is 2019 GP. The general partner of 2019 GP is 2019 LLC. The sole member of 2019 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2019 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2019 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 8 of 24

1	NAME OF REPORTING PERSONS GV 2023, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,800,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,800,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 1,800,000 shares of the Issuer’s Common Stock directly beneficially owned by GV 2023, L.P. (the “2023 Partnership”). The general partner of the 2023 Partnership is GV 2023 GP, L.P. (“2023 GP”). The general partner of 2023 GP is GV 2023 GP, L.L.C. (“2023 LLC”). The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. (Alphabet Inc., together with 2023 GP, 2023 LLC, Alphabet Holdings, and XXVI may be referred to as the “2023 Partnership Affiliates”). Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 9 of 24

1	NAME OF REPORTING PERSONS GV 2023 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,800,000 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,800,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of 1,800,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. The general partner of the 2023 Partnership is 2023 GP. The general partner of 2023 GP is 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 10 of 24

1	NAME OF REPORTING PERSONS GV 2023 GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,800,000 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 1,800,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,800,000 shares of the Issuer’s Common Stock directly beneficially owned by the 2023 Partnership. The general partner of the 2023 Partnership is 2023 GP. The general partner of 2023 GP is 2023 LLC. The sole member of 2023 LLC is Alphabet Holdings. The sole member of Alphabet Holdings is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of the 2023 Partnership Affiliates may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 11 of 24

1	NAME OF REPORTING PERSONS Alphabet Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,168,489 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 12,168,489 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,168,489 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.1%(2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of the following shares of the Issuer’s Common Stock: (i) 6,108,442 shares directly beneficially owned by the 2017 Partnership; (ii) 4,260,047 shares directly beneficially owned by the 2019 Partnership; and (iii) 1,800,000 shares directly beneficially owned by the 2023 Partnership. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Holdings may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership, the 2019 Partnership, and the 2023 Partnership.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 12 of 24

1	NAME OF REPORTING PERSONS Verily Life Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 180,597 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 180,597 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,597 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 180,597 shares of the Issuer’s Common Stock directly beneficially owned by Verily Life Sciences LLC (“Verily”). The controlling member of Verily is XXVI. The controlling stockholder of XXVI is Alphabet Inc. Each of XXVI and Alphabet Inc. may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act) the securities directly beneficially owned by Verily.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 13 of 24

1	NAME OF REPORTING PERSONS XXVI Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,349,086 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 12,349,086 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,349,086 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of the following shares of the Issuer’s Common Stock (i) 6,108,442 shares directly beneficially owned by the 2017 Partnership; (ii) 4,260,047 shares directly beneficially owned by the 2019 Partnership; (iii) 1,800,000 shares directly beneficially owned by the 2023 Partnership; and (iv) 180,597 shares directly beneficially owned by Verily. As described more specifically in the footnotes to the tables set forth hereinabove, XXVI may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership, the 2019 Partnership, the 2023 Partnership, and Verily.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 14 of 24

1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,349,086 (1)
	7	SOLE DISPOSITIVE POWER. 0
	8	SHARED DISPOSITIVE POWER 12,349,086 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,349,086 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%(2)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of the following shares of the Issuer’s Common Stock: (i) 6,108,442 shares directly beneficially owned by the 2017 Partnership; (ii) 4,260,047 shares directly beneficially owned by the 2019 Partnership; (iii) 1,800,000 shares directly beneficially owned by the 2023 Partnership; and (iv) 180,597 shares directly beneficially owned by Verily. As described more specifically in the footnotes to the tables set forth hereinabove, Alphabet Inc. may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the 2017 Partnership, the 2019 Partnership, the 2023 Partnership, and Verily.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Prospectus Supplement.

CUSIP No. 92539P101	Page 15 of 24

This Amendment No. 2 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by certain of the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the U.S. Securities and Exchange Commission (the “SEC”), as subsequently amended by Amendment No. 1, filed on February 10, 2023. This Amendment is being filed to report: (i) the admission of certain additional investors to the Reporting Persons’ 13(d) group and (ii) the Reporting Persons’ reliance, effective as of December 1, 2023 (the “Event Date”) on the exemption afforded by Rule 13d-1(c), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Reporting Persons’ acquisition of an additional 2% or more of the Issuer’s (as defined in Item 1(a) below) registered class of securities, in the aggregate, within the trailing 12 month period preceding the Event Date.

Item 1(a).	Name of Issuer.

Verve Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

201 Brookline Avenue, Suite 601

Boston, MA 02215

Item 2(a).	Name of Persons Filing.

GV 2017, L.P., a Delaware limited partnership (the “2017 Partnership”)

GV 2017 GP, L.P., a Delaware limited partnership (“2017 GP”)

GV 2017 GP, L.L.C., a Delaware limited liability company (“2017 LLC”)

GV 2019, L.P., a Delaware limited partnership (the “2019 Partnership”)

GV 2019 GP, L.P., a Delaware limited partnership (“2019 GP”)

GV 2019 GP, L.L.C., a Delaware limited liability company (“2019 LLC”)

GV 2023, L.P., a Delaware limited partnership (the “2023 Partnership”)

GV 2023 GP, L.P., a Delaware limited partnership (“2023 GP”)

GV 2023 GP, L.L.C., a Delaware limited liability company (“2023 LLC”)

Alphabet Holdings LLC, a Delaware limited liability company (“Alphabet Holdings”)

Verily Life Sciences LLC, a Delaware limited liability company (“Verily”)

XXVI Holdings Inc., a Delaware corporation (“XXVI”), and

Alphabet Inc., a Delaware corporation (“Parent” and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2019 Partnership, 2019 GP, 2019 LLC, the 2023 Partnership, 2023 GP, 2023 LLC, Alphabet Holdings, Verily, and XXVI, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043

CUSIP No. 92539P101	Page 16 of 24

Item 2(c).	Citizenship.

Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number.

92539P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Amendment shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Exchange Act.

CUSIP No. 92539P101	Page 17 of 24

As of the Event Date, which is the date as of which the Reporting Persons became obligated to file this Amendment, the Reporting Persons may be deemed to beneficially own an aggregate 12,349,086 shares of the Issuer’s Common Stock.

As of the Event Date, the 2017 Partnership was the direct beneficial owner of 6,108,442 of the shares of the Issuer’s Common Stock described in the preceding paragraph. 2017 GP is the general partner of the 2017 Partnership, and 2017 LLC is the general partner of 2017 GP. As such, 2017 GP and 2017 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2017 Partnership.

As of the Event Date, the 2019 Partnership was the direct beneficial owner of 4,260,047 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a). 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2019 Partnership.

As of Event Date, the 2023 Partnership was the direct beneficial owner of 1,800,000 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a). 2023 GP is the general partner of the 2023 Partnership, and 2023 LLC is the general partner of 2023 GP. As such, 2023 GP and 2023 LLC may each be deemed to indirectly beneficially own the securities that are directly beneficially owned by the 2023 Partnership.

As of the Event Date, Alphabet Holdings was the sole managing member of 2017 LLC, 2019 LLC, and 2023 LLC. As such, Alphabet Holdings may be deemed to indirectly beneficially own all of the shares of the Issuer’s Common Stock which are directly beneficially owned by the 2017 Partnership, the 2019 Partnership, and the 2023 Partnership. Accordingly, Alphabet Holdings’ indirect beneficial ownership represents 12,168,489 shares, in the aggregate, of the shares described in the second paragraph of this Item 4(a).

As of the Event Date, Verily was the direct beneficial owner of 180,597 shares of the Issuer’s Common Stock described in the second paragraph of this Item 4(a).

Additionally, as of the Event Date: (i) XXVI was the controlling member of Verily and the sole member Alphabet Holdings; and (ii) Parent was the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of XXVI and Parent may be deemed to indirectly beneficially own all of the Issuer’s securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 12,349,086 shares of the Issuer’s Common Stock.

Notwithstanding, neither the filing of the Statement nor this Amendment shall be construed as an admission that any of: (i) the 2017 Partnership, 2017 GP and 2017 LLC (collectively, the “2017 Affiliates”); (ii) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the “2019 Affiliates”); (iii) the 2023 Partnership, 2023 GP and 2023 LLC (collectively, the “2023 Affiliates”); or (iv) Verily (Verily, the 2017 Affiliates, the 2019 Affiliates, and the 2023 Affiliates, as context dictates, each being referred to herein as an “Affiliate Group”), is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the direct or indirect beneficial owner of any of the Issuer’s securities reported herein as beneficially owned by any other Affiliate Group. Each Affiliate Group expressly disclaims beneficial ownership of the securities beneficially owned by the other Affiliate Groups.

(b)	Percent of Class:

As of the Event Date, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 15.4% of the Issuer’s outstanding Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 7.6%, directly to the 2017 Partnership and indirectly to each of 2017 GP and 2017 LLC; (ii) 5.3%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; (iii) 2.2%, directly to the 2023 Partnership and indirectly to each of 2023 GP and 2023 LLC; (iv) 0.2% directly to Verily; (v) 15.1%%, indirectly to Alphabet Holdings; and (vi) 15.4%, indirectly to each of XXVI and Parent.

CUSIP No. 92539P101	Page 18 of 24

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 80,408,406 shares of the Issuer’s Common Stock outstanding as of December 1, 2023, as disclosed in the Issuer’s prospectus supplement filed with the SEC on November 29, 2023 (the “Prospectus Supplement”) (File No.: 333-267578).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
2023 Partnership	0
2023 GP	0
2023 LLC	0
Alphabet Holdings	0
Verily	0
XXVI	0
Parent	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
2017 Partnership	6,108,442
2017 GP	6,108,442
2017 LLC	6,108,442
2019 Partnership	4,260,047
2019 GP	4,260,047
2019 LLC	4,260,047
2023 Partnership	1,800,000
2023 GP	1,800,000
2023 LLC	1,800,000
Alphabet Holdings	12,168,489
Verily	180,597
XXVI	12,349,086
Parent	12,349,086

CUSIP No. 92539P101	Page 19 of 24

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	0
2017 GP	0
2017 LLC	0
2019 Partnership	0
2019 GP	0
2019 LLC	0
2023 Partnership	0
2023 GP	0
2023 LLC	0
Alphabet Holdings	0
Verily	0
XXVI	0
Parent	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
2017 Partnership	6,108,442
2017 GP	6,108,442
2017 LLC	6,108,442
2019 Partnership	4,260,047
2019 GP	4,260,047
2019 LLC	4,260,047
2023 Partnership	1,800,000
2023 GP	1,800,000
2023 LLC	1,800,000
Alphabet Holdings	12,168,489
Verily	180,597
XXVI	12,349,086
Parent	12,349,086

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

CUSIP No. 92539P101	Page 20 of 24

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2017 Partnership, the 2019 Partnership, the 2023 Partnership, 2017 GP, 2019 GP, and 2023 GP and (ii) limited liability company agreements of 2017 LLC, 2019 LLC, 2023 LLC, and Verily, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer’s securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92539P101	Page 21 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GV 2017, L.P.		GV 2019, L.P.

By: GV 2017 GP, L.P., its General Partner		By: GV 2019 GP, L.P., its General Partner
By: GV 2017 GP, L.L.C., its General Partner		By: GV 2019 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

GV 2017 GP, L.P.		GV 2019 GP, L.P.

By: GV 2017 GP, L.L.C., its General Partner		By: GV 2019 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

GV 2017 GP, L.L.C.		GV 2019 GP, L.L.C.

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

CUSIP No. 92539P101	Page 22 of 24

VERILY LIFE SCIENCES LLC		GV 2023, L.P.

By: GV 2023 GP, L.P., its General Partner
By: GV 2023 GP, L.L.C., its General Partner
By:	/s/ Duncan Welstead
Name:	Duncan Welstead	By:	/s/ Inga Goldbard
Title:	Finance Director	Name:	Inga Goldbard
Dated:	December 11, 2023	Title:	General Counsel
		Dated:	December 11, 2023

XXVI HOLDINGS INC.		GV 2023 GP, L.P.

By: GV 2023 GP, L.L.C., its General Partner

By:	/s/ Kathryn W. Hall	By:	/s/ Inga Goldbard
Name:	Kathryn W. Hall	Name:	Inga Goldbard
Title:	Assistant Secretary	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

ALPHABET HOLDINGS LLC		GV 2023 GP, L.L.C.

By:	/s/ Kathryn W. Hall	By:	/s/ Inga Goldbard
Name:	Kathryn W. Hall	Name:	Inga Goldbard
Title:	Secretary	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Secretary
Dated:	December 11, 2023

CUSIP No. 92539P101	Page 23 of 24

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Verve Therapeutics, Inc., to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed, either manually or electronically, in one or more counterparts.

GV 2017, L.P.		GV 2019, L.P.

By: GV 2017 GP, L.P., its General Partner		By: GV 2019 GP, L.P., its General Partner
By: GV 2017 GP, L.L.C., its General Partner		By: GV 2019 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

GV 2017 GP, L.P.		GV 2019 GP, L.P.

By: GV 2017 GP, L.L.C., its General Partner		By: GV 2019 GP, L.L.C., its General Partner

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

GV 2017 GP, L.L.C.		GV 2019 GP, L.L.C.

By:	/s/ Inga Goldbard	By:	/s/ Inga Goldbard
Name:	Inga Goldbard	Name:	Inga Goldbard
Title:	General Counsel	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

CUSIP No. 92539P101	Page 24 of 24

VERILY LIFE SCIENCES LLC		GV 2023, L.P.

By: GV 2023 GP, L.P., its General Partner
By: GV 2023 GP, L.L.C., its General Partner
By:	/s/ Duncan Welstead
Name:	Duncan Welstead	By:	/s/ Inga Goldbard
Title:	Finance Director	Name:	Inga Goldbard
Dated:	December 11, 2023	Title:	General Counsel
		Dated:	December 11, 2023

XXVI HOLDINGS INC.		GV 2023 GP, L.P.

By: GV 2023 GP, L.L.C., its General Partner

By:	/s/ Kathryn W. Hall	By:	/s/ Inga Goldbard
Name:	Kathryn W. Hall	Name:	Inga Goldbard
Title:	Assistant Secretary	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

ALPHABET HOLDINGS LLC		GV 2023 GP, L.L.C.

By:	/s/ Kathryn W. Hall	By:	/s/ Inga Goldbard
Name:	Kathryn W. Hall	Name:	Inga Goldbard
Title:	Secretary	Title:	General Counsel
Dated:	December 11, 2023	Dated:	December 11, 2023

ALPHABET INC.

By:	/s/ Kathryn W. Hall
Name:	Kathryn W. Hall
Title:	Secretary
Dated:	December 11, 2023